FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 18, 2018

Commission File Number:   001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AUO will acquire 100% of issued shares of AUO Crystal Corp. through share exchange” dated December 18, 2018.

2.	Taiwan Stock Exchange filing entitled, “To announce the acquisition of common shares of AUO Crystal Corp.” dated December 18, 2018.

Item 1

AU Optronics Corp.

December 18, 2018

English Language Summary

Subject:    AUO will acquire 100% of issued shares of AUO Crystal Corp. through share exchange

Regulation:    Published pursuant to Article 4-11 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:   2018/12/18

Contents:

1.	Kind of merger/acquisition (e.g.merger, consolidation, spin-off, acquisition, or receiving assignment of shares):Share exchange

2.	Date of occurrence of the event:2018/12/18

3.	Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of):

The Company and its subsidiary, AUO Crystal Corp. (”ACC”), are going to enter into a 100% share exchange agreement, pursuant to which the Company will acquire 100% of issued shares of ACC in accordance with Business Merger and Acquisition Act by paying cash consideration.

4.	Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares):

Acquirer:the Company

Target:AUO Crystal Corp.

5.	Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders' equity:

The target is a subsidiary of the Company with a shareholding of 96.02% held by the Company and the Company's subsidiary.

The Company and the target will conduct short-form share exchange in accordance with Article 30 of Business Merger and Acquisition Act.

Given the cash consideration amount has been verified by an independent expert as reasonable by delivering a fairness opinion, the transaction shall not affect the interests of shareholders of the Company.

6.	Purpose/objective of the merger/acquisitionation:

To consolidate the resources, reduce management cost and enhance competitiveness.

7.	Anticipated benefits of the merger/acquisition:

To consolidate the resources, reduce management cost and enhance competitiveness.

8.	Effect of the merger or consolidation on net worth per share and earnings per share:

If the purpose of the merger is reached, it is reasonably expected to contribute to the Company's net worth per share and earnings per share.

9.	Share exchange ratio and basis of its calculation:

Each common share of ACC will be exchanged to NT$13.6022 in cash.

The cash consideration amount is based on ACC's net worth per share as a reference and has been verified by an independent expert as reasonable by delivering a fairness opinion.

10.	Scheduled timetable for consummation:

The share exchange record date:2019/2/1(tentative)

11.	Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company: N/A

12.	Basic information of companies participating in the merger:

The main business of ACC is manufacturing and sale of ingots and solar wafers.

13.	Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumesof the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcementof a spin-off):N/A

14.	Conditions and restrictions on future transfers of shares resulting from the merger or acquisition:None

15.	Other important stipulations:None

16.	Do the directors have any objection to the present transaction?:No

 Item 2

AU Optronics Corp.

December 18, 2018

English Language Summary

Subject:    To announce the acquisition of common shares of AUO Crystal Corp.

Regulation:    Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:   2018/12/18

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):common shares of AUO Crystal Corp. ("ACC")

2.	Date of occurrence of the event:2018/12/05~2018/12/18

3.	Volume, unit price, and total monetary amount of the transaction:

Volume：36,220 thousand shares unit price：NT$13.6022 total monetary amount：NT$492.7 million

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Counterpart to the trade：Konly Venture Corp. (“Konly”) relationship to the Company: a 100% owned subsidiary of the Company.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: reason for choosing：in order to comply with Article 30 of Business Merger and Acquisition Act to meet the regulations that the parent company shall hold more than 90% of the outstanding shares of the subsidiary for conducting short-form share exchange during the period for ACC's employees executing their employee stock options. N/A, N/A, N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Terms of delivery or payment：the payment will be made on the settlement date. restrictive covenants in the contract, and other important stipulations：subject to the contract

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The transaction amount is based on ACC's net worth per share as a reference and has been verified by an independent expert as reasonable by delivering a fairness opinion. It has been resolved by the adequate positions in accordance with the Company's Chart of Authorization.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative vlume, amount, and shareholding percentage of holdings of the security being traded：

The Company:378,193 thousand shares, NT$5,148 million and 93.52%;

Konly：10,122 thousand shares, NT$138 million and 2.50%.

Status of any restriction of rights (e.g.pledges): None.

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Current ratio of long or short term securities investment (including the current trade)to the total assets:21.00%

Current ratio of long or short term securities investment (including the current trade)to the shareholder's equity:38.83%

The operating capital: NT$ 42,544 million.

13.	Broker and broker's fee:None

14.	Concrete purpose or use of the acquisition or disposal:

To consolidate the resources, reduce management cost andenhance competitiveness.

15.	Net worth per share of the underlying securities acquired or disposed of:NT$13.60

16.	Do the directors have any objection to the present transaction?:No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No

18.	Any other matters that need to be specified:

The Board of Directors of the Company and ACC approved today the resolution of share exchange in accordance with Business Merger and Acquisition Act by paying cash consideration and thus the Company acquires 100% of issued shares of ACC.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: December 18, 2018	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer